Viveve Medical, Inc.

150 Commercial Street

Sunnyvale, CA 94086

February 18, 2015

Via EDGAR Correspondence

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viveve Medical, Inc.
Registration Statement on Form S-1
Filed January 26, 2015
File No. 333-200458

Dear Ms. Ravitz:

This letter is in response to the comments contained in the Staff’s letter to Viveve Medical, Inc., a Yukon Territory corporation (the “Company”), dated February 11, 2015 (the “Staff’s Letter”) concerning the Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-200458) filed with the Securities and Exchange Commission on January 26, 2015 (the “Registration Statement”). We have filed a second amendment to the Registration Statement (the “Amendment No. 2”) concurrently with this letter incorporating and/or responding to the requested changes.

The comments set forth in the Staff’s Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the same paragraph number in the Staff’s Letter.

Prospectus Summary, page 1

1.      We note that in response to prior comment number 2 you added references to clinical studies. Please tell us whether you conducted your clinical studies for purposes of making a submission to FDA or other regulatory body and/or whether you consulted with FDA about the design of the referenced studies. In addition, please tell us the basis upon which you definitively concluded that the treatment “leads to increased sexual function” as you indicate in the second paragraph under this heading. In your response, please address (1) the number of human subjects you studied, (2) the open label nature of the trials, and (3) the methods you used to measure sexual function, including the design of the questionnaires.

We have not consulted with the FDA regarding the design of our studies or conducted any of our referenced pre-clinical and clinical studies for the purpose of making a submission to the FDA. The results of our US and Japan trials described under the heading “Clinical Research” on pages 45 and 46 of the Amendment No. 2 were, however, submitted to regulatory authorities in Europe and Canada for the purpose of seeking regulatory approval for the use and distribution of the Viveve System in Europe and Canada.

Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

February 18, 2015

Our conclusion that the treatment leads to increased sexual function is supported by data reported by clinical patients on a third party published validated questionnaire known as the Female Sexual Function Index which is recognized in the medical industry for such measures and completed by each clinical patient prior to treatment with respect to pre and post childbirth levels and at various times following treatment. The Company believes that the information requested in the last sentence of the Staff’s comment with respect to each of its clinical trials has been answered in the disclosure already provided on pages 45 and 46 of the Amendment No. 2 under the heading “Clinical Research”, however, it has amended its disclosure to further clarify in response to the Staff’s comment.

2.      With respect to the study conducted by Solta Medical, please tell us whether those study results are publicly available and what you mean when you say that your system “has been derived” from the Thermage System.

While the Company is aware that the Solta Medical study results are publicly available, it has determined to remove its reference to reliance on the study results from Solta Medical, primarily because it believes that the results of its own pre-clinical and clinical data are sufficient to support the conclusions regarding the tissue tightening effect caused from the application of RF energy in the application for which the Viveve System is used. The Viveve System is derived from the Thermage System in that the technology underlying the Viveve System is identical to the technology underlying the Thermage System, except for certain system modifications required for use in a different indication than that used by the Thermage System. The Company has revised its disclosure on page 1 of the Amendment No. 2 to clarify its statement that the Viveve System has been derived from the Thermage System.

Market for a Proven Solution, page 41

3.      We note your response to prior comment 15 and your disclosure, on pages 33 and 46, that the OUS trial was designed to evaluate the safety and effectiveness of the Viveve Treatment. Please also discuss whether your OUS clinical trial was designed with the goal of achieving FDA clearance.

The OUS clinical trial is a marketing study and while it may be used as a predicate study in connection with seeking FDA regulatory clearance in the future it has not been designed with a specific goal of achieving FDA clearance. The Company does not believe that any amendments are required in connection with this comment.

4.      Please provide additional information about your definition of “Statistically Significant” so that an investor not in your industry may understand its meaning to your clinical trial results. For example, how did you determine whether a study participant had experienced a “Statistically Significant” result? Did you ask them whether they thought there was less than a one in ten thousand probability that the improvement they perceived had occurred by error? How did you determine that 100% of the participants had this level of improvement to pre-childbirth levels?

Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

February 18, 2015

As described in the response to Comment 1 above and in our disclosure under the heading Clinical Research on pages 45 and 46 of the Amendment No. 2, the results of our clinical trials are based on information reported by clinical patients in various response questionnaires (referred to as patient reported outcomes), designed to measure vaginal laxity and sexual function, completed by each clinical patient prior to treatment with respect to pre and post childbirth levels and at various times following treatment. All patient reported scores for each questionnaire and at each time point, are compared to those scores reported by the same patients at baseline (prior to treatment) in order to assess whether patients have experienced a change due to the treatment. This change in score is then tested for statistical relevance i.e. whether or not the change measured is due to chance. It is widely accepted by clinical trial industry standards that if the probability is less than 5% (p< .05) that any change is due to chance, than the results are deemed to be statistically significant. In other words, there is a 95% probability that the change in score measured is due to the treatment. As a result, when we indicate that 100% of the participants reported a statistically significant improvement in vaginal tightness to pre-childbirth levels, we are referring to the results of the assessment of the change in responses received by each participant on the response questionnaires as reported prior to and following the Viveve treatment. The Company has revised its disclosure in the Amendment No. 2 to clarify in response to the Staff’s comments.

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in this letter and the filings referenced herein; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact the undersigned at (408) 530-1900 x 204 or by email at sdurbin@viveve.com or Kevin Friedmann of Richardson & Patel, LLP at (310) 208-1182 or by email at kfriedmann@richardsonpatel.com or Melanie Figueroa at (212) 931-8713 or by email at mfigueroa@richardsonpatel.com.

Very truly yours,

VIVEVE MEDICAL, INC.

By:	/s/ Scott Durbin
Scott Durbin
Chief Financial Officer

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